                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20649

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                          General Communication, Inc.
                          ---------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                  369385 10 9
                                 (CUSIP Number)

                               William P. Glasgow
                           Prime II Management, Inc.
                            3000 One American Center
                              600 Congress Avenue
                              Austin, Texas 78701
                                 (512) 476-7888
                        -------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 1997
                         (Date of Event Which Requires
                             Filing of this Report)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

1)       Name of Reporting Person:            PRIME CABLE GROWTH PARTNERS, L.P.
         S.S. or I.R.S. Identification No. of Above Person:         74-2454047

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          None
Person With                (10) Shared Dispositive Power        1,728,707

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)            PN

CUSIP No.  359385 10 9

1)       Name of Reporting Person                PRIME VENTURE I HOLDINGS, L.P.
         S.S. or I.R.S. Identification No. of Above Person           74-2547375

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        2,514,485

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11) Approximately   38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       PN

------------------------------------------------------------------------------

CUSIP No.  359385 10 9

1)       Name of Reporting Person               PRIME II MANAGEMENT GROUP, INC.
         S.S. or I.R.S. Identification No. of Above Person          74-2538778

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 TEXAS

-------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        2,514,485

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11) Approximately  38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       CO

CUSIP No.  359385 10 9

1)       Name of Reporting Person                         PRIME VENTURE I, INC.
         S.S. or I.R.S. Identification No. of Above Person          74-2382188

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        2,514,485

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       CO

CUSIP No.  359385 10 9

1)       Name of Reporting Person               PRIME CABLE LIMITED PARTNERSHIP
         S.S. or I.R.S. Identification No. of Above Person           74-2435712

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        1,414,398

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11) Approximately  38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       PN

CUSIP No.  359385 10 9

1)       Name of Reporting Person                          PRIME CABLE GP, INC.
         S.S. or I.R.S. Identification No. of Above Person          74-2518134

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        1,414,398

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       CO

CUSIP No.  359385 10 9

1)       Name of Reporting Person                        PRIME VENTURE II, L.P.
         S.S. or I.R.S. Identification No. of Above Person          74-2536635

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        785,778

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11) Approximately  38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       PN

CUSIP No.  359385 10 9

1)       Name of Reporting Person                         PRIME INVESTORS, L.P.
         S.S. or I.R.S. Identification No. of Above Person          74-2536634

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        785,778

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       PN

CUSIP No.  359385 10 9

1)       Name of Reporting Person                     PRIME II MANAGEMENT, L.P.
         S.S. or I.R.S. Identification No. of Above Person          74-2609500

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        785,778

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       PN

CUSIP No.  359385 10 9

1)       Name of Reporting Person                     PRIME II MANAGEMENT, INC.
         S.S. or I.R.S. Identification No. of Above Person          74-2351797

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________

-------------------------------------------------------------------------------

4)       Source of  Funds           00      (See Item 3)

-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __
         NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                 DELAWARE

-------------------------------------------------------------------------------

Number of Shares           (7)  Sole Voting Power               NONE
Beneficially Owned         (8)  Shared Voting Power             18,129,224
by Each Reporting          (9)  Sole Dispositive Power          NONE
Person With                (10) Shared Dispositive Power        785,778

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,129,224

-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 38.33%

-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)       CO

ITEM 1.      SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Class A Common Stock") of General Communication, Inc. (the "Company"), which, to the best knowledge of the reporting persons jointly filing this Statement, has its principal executive office at 2550 Denall Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.      IDENTITY AND BACKGROUND

         The reporting persons jointly filing this Statement containing the information required by Schedule 13D with respect to the Class A Common Stock are Prime Cable Growth Partners, L.P., Prime Venture I Holdings, L.P., Prime II Management Group, Inc., Prime Venture I, Inc., Prime Cable Limited Partnership, Prime Cable GP, Inc., Prime Venture II, L.P., Prime Investors, L.P., Prime II Management, L.P., and Prime II Management, Inc. (collectively, the "Prime Holders" and, individually, a "Prime Holder").

         Prime Cable Growth Partners, L.P. is a Delaware limited partnership ("Prime Growth") of which Prime Venture I Holdings, L.P. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Growth is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Growth is to invest directly and indirectly in cable television systems.

         Prime Venture I Holdings, L.P. is a Delaware limited partnership ("Prime Holdings"), of which Prime II Management Group, Inc. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Holdings is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Holdings is to invest directly and indirectly in cable television systems.

         Prime II Management Group, Inc. is a Texas corporation ("PIIMG"). The principal office and principal business address of PIIMG is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMG is to act as general partner of Prime Holdings. PIIMG is controlled by its board of directors.

         Prime Venture I, Inc. is a Delaware corporation ("PVI"). The principal office and principal business address of PVI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVI is to invest directly and indirectly in cable television systems. PVI is controlled by its board of directors.

         Prime Cable Limited Partnership is a Delaware limited partnership ("PCLP"), of which Prime Cable GP, Inc. is the general partner. The principal office and principal business address of PCLP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. Currently, the principal business of PCLP is to own shares of the Company.

         Prime Cable GP, Inc. is a Delaware corporation ("PCGP"). The principal office and principal business address of PCGP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PCGP is to act as general partner of PCLP. PCGP is controlled by its board of directors.

         Prime Venture II, L.P. is a Delaware limited partnership ("PVII"), of which Prime Investors, L.P. is the general partner. The principal office and principal business address of PVII is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVII is to invest directly and indirectly in cable television systems.

         Prime Investors, L.P. is a Delaware limited partnership ("Prime Investors"), of which Prime II Management, L.P. is the general partner. The principal office and principal business address of Prime Investors is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Investors is to act as general partner of PVII.

         Prime II Management, L.P. is a Delaware limited partnership ("PIIM"), of which Prime II Management, Inc. is the general partner. The principal office and principal business address of PIIM is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIM is to manage and make direct and indirect investments in cable television systems.

         Prime II Management, Inc. is a Delaware corporation ("PIIMI"). The principal office and principal business address of PIIMI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMI is to act as general partner in PIIM. PIIMI is controlled by its board of directors.

         During the last five years, none of the Prime Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during the last five years, none of the Prime Holders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Prime Holdings, Prime Growth, PCLP, PVII and PIIM (collectively, the "Prime Voting Group") are parties to a voting agreement, dated October 31, 1996 (the "New Voting Agreement"), which was incorporated by reference into the
Schedule 13D amended hereby. In addition to the Prime Voting Group, the parties to the New Voting Agreement are: Austin Ventures, L.P.

("AVLP"), William Blair Venture Partners III Limited Partnership ("Blair"), Centennial Fund III, L.P. ("CFIII"), BancBoston Capital, Inc. ("BBCI"), First Chicago Investment Corporation ("First Chicago"), Madison Dearborn Partners V("MDP"),MCI Telecommunications Corporation ("MCI"), Ronald A. Duncan ("Duncan") and Robert M. Walp ("Walp") (collectively, together with the Prime Voting Group, the "Voting Group") that governs the voting of the Class A Common Stock and the Class B Common Stock, no par value (the "Class B Common Stock") owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. Notwithstanding the foregoing, each Prime Holder states that the filing of this Statement shall not be construed as an admission that such Prime Holder is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which such Prime Holder has a pecuniary interest. No Prime Holder has a pecuniary interest in shares of Class B Common Stock. (See Item 5 for the discussion of the Class A Common Stock owned by the Prime Holders.)

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                               NOT APPLICABLE

ITEM 4.      PURPOSE OF TRANSACTION.

                               NOT APPLICABLE

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group", and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly an aggregate of 18,129,244 shares or approximately 38.33% of the outstanding Class A Common Stock, 2,030,591 shares of which are issuable upon the conversion of the same number of shares of Class B Common Stock of the Company held by the parties to the New Voting Agreement. The "group" for purposes of Rule 13d- 5 is deemed to be comprised of the members of the Voting Group (as defined in Item 2 above). The reporting persons jointly filing this Statement who are parties to the New Voting Agreement are Prime Holdings, Prime Growth, PVII, PCLP and PIIM (the "Prime Voting Group Holders").

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security. As described in Item 2, the direct or indirect general partners of the Prime Voting Group Holders, who directly or indirectly share the voting power and investment power, and are thereby deemed to be beneficial owners, with their respective Prime Voting Group Holders with respect to the Class A Common Stock are: PIIMG, PVI, Prime Investors, PIIMI, PCGP. Two Prime Voting Group Holders, Prime Holdings and PIIM, also have indirect voting power and/or investment power (as described above) due to each such entity's status as the general partner of another Prime Holder.

         Each Prime Holder states that the filing of this Statement shall not be construed as an admission that each such Prime Holder is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which such Prime Holder has a pecuniary interest as set forth below in Appendix
B. No Prime Holder has a pecuniary interest in shares of Class B Common Stock.

         (b) See Items 7-10 on the cover page with respect to each reporting person jointly filing this Statement.

         (c) The Prime Holders named below sold the number of shares of Class A Common Stock set forth opposite their names below on August 1, 1997 and on August 12, 1997 pursuant to that certain Underwriting Agreement dated July 25, 1997 (the "Underwriting Agreement") among the Company, Salomon Brothers Inc., Donaldson, Lufkin & Jennette Securities Corporation and Schroder & Co. Inc., as representatives of the several underwriters party thereto, the Prime Holders named below, et al., at a net sales price of $6.8513 per share of Class A Common Stock sold:

                                                  Number of Shares                    Number of Shares
                                                      Sold On                             Sold On
                  Prime Holder                     August 1, 1997                      August 12, 1997
                  ------------                     --------------                      ---------------
         Prime Venture I Holdings, L.P.              247,951                            203,533

         Prime Cable Growth Partners,                545,493                            447,774
         L.P.

         Prime Cable Limited Partnership             446,313                            366,360

         Prime Venture II, L.P.                      247,951                            203,533


         Two other members of the Voting Group (which are not Prime Voting Group Members) sold an aggregate of 4,014,536 shares of Class A Common Stock on August 1, 1997 pursuant to the

Underwriting Agreement. In addition, Blair sold an aggregate of 232,000 shares of Class A Common Stock in several open market transactions since June 1, 1997. Also, AVLP distributed 129,943 shares of Class A Common Stock to its partners on June 2, 1997.

         (d) No person other than the Prime Holders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The securities reported in Item 5(c) above were sold pursuant to an underwritten public offering conducted by the Company pursuant to the Underwriting Agreement described in Item 5(c) above.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         The Underwriting Agreement is incorporated herein by reference from the Registration Statement on Form S-3 (file number 333-28001) filed by the Company with the Securities and Exchange Commission which became effective on July 25, 1997.

         The Joint Filing Agreement is hereby filed as an Exhibit to this Statement and incorporated by reference herein.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 16, 1997.

                                           PRIME II MANAGEMENT, L.P.

                                           By:    Its General Partner

                                           Prime II Management, Inc.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME II MANAGEMENT, INC.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                           PRIME VENTURE I HOLDINGS, L.P.

                                           By:    Its General Partners

                                           Prime Venture I, Inc.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                                  and

                                           Prime II Management Group, Inc.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME VENTURE I, INC.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME II MANAGEMENT GROUP, INC.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                           PRIME CABLE GROWTH PARTNERS, L.P.

                                           By:   Its General Partners

                                           Prime Venture I, Inc.


                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                                    and

                                           Prime Venture I Holdings, L.P.

                                           By:  Its General Partners

                                                Prime Venture I, Inc.


                                                By:    /s/ William P. Glasgow
                                                       -------------------------
                                                Name:  William P. Glasgow
                                                       -------------------------
                                                Title: President
                                                       -------------------------

                                                  and

                                                Prime II Management Group, Inc.


                                                By:    /s/ William P. Glasgow
                                                       -------------------------
                                                Name:  William P. Glasgow
                                                       -------------------------
                                                Title: President
                                                       -------------------------

                                           PRIME CABLE LIMITED PARTNERSHIP

                                           By:    Its General Partner

                                           Prime Cable GP, Inc.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME CABLE GP, INC.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME VENTURE II, L.P.

                                           By:    Its General Partner

                                           Prime Investors, L.P.

                                                By:  Its General Partner

                                                Prime II Management, L. P.

                                                By:    /s/ William P. Glasgow
                                                       -------------------------
                                                Name:  William P. Glasgow
                                                       -------------------------
                                                Title: President
                                                       -------------------------

                                                By:  Its General Partner

                                                Prime II Management, Inc.


                                                By:    /s/ William P. Glasgow
                                                       -------------------------
                                                Name:  William P. Glasgow
                                                       -------------------------
                                                Title: President
                                                       -------------------------

                                           PRIME INVESTORS, L.P.

                                           By:  Its General Partner

                                           Prime II Management, L. P.

                                                By:  Its General Partner

                                                Prime II Management, Inc.


                                                By:    /s/ William P. Glasgow
                                                       -------------------------
                                                Name:  William P. Glasgow
                                                       -------------------------
                                                Title: President
                                                       -------------------------


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature hereby filed as Exhibits to this Statement and hereby incorporated by reference:

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             CERTAIN PRIME HOLDERS

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           PRIME II MANAGEMENT, INC.

         NAME              RESIDENCE OR              PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                          BUSINESS ADDRESS              OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                         SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes        3000 One American Center    Director and Chairman of the         Prime II Management, Inc.
                        600 Congress Avenue         Board of Prime II Management,        3000 One American Center
                        Austin, Texas 78701         Inc.                                 600 Congress Avenue
                                                                                         Austin, Texas 78701

Michael Sherwin         Mid-West Holdings           General Partner of Mid-West          Mid-West Holdings Limited Partnership
                        Limited Partnership         Holdings Limited Partnership         Corporate Ninety-Suite 370
                        Corporate Ninety-Suite 370                                       2550 Som Center Road
                        2550 Som Center Road                                             Willoughby Hills, OH 44094
                        Willoughby Hills, OH 44094

Gregory S. Marchbanks   3000 One American Center    Director and Chief Executive Officer Prime II Management, Inc.
                        600 Congress Avenue         of Prime II Management, Inc.         3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Paul-Henri Denuit       Rue des Deux Eglises 26     Director, Coditel Invest B.V. and    Coditel Invest B.V./Coditel U.S., Inc.
                        Brussels, Belgium 1040      President,  Coditel U.S., Inc.       Rue des Deux Eglises 26
                                                                                         Brussels, Belgium 1040

Brian Greenspun         800 South Valley View Blvd. Newspaper Publisher & Editor         Las Vegas Sun, Inc.
                        Las Vegas, NV 89107         President, Las Vegas Sun, Inc.       800 South Valley View Blvd.
                                                                                         Las Vegas, NV 89107

William P. Glasgow      3000 One American Center    President, Prime II Management, Inc. Prime II Management, Inc.
                        600 Congress Avenue                                              3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Jerry D. Lindauer       3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Allan R. Barnes         3000 One American Center    Senior Vice President and Chief      Prime II Management, Inc.
                        600 Congress Avenue         Operating Officer, Prime II          3000 One American Center
                        Austin, Texas 78701         Management, Inc.                     600 Congress Avenue
                                                                                         Austin, Texas 78701

Daniel J. Pike          3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PRIME CABLE GP, INC.

         NAME              RESIDENCE OR              PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                          BUSINESS ADDRESS              OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                         SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes        3000 One American Center    Director and Chairman of the         Prime II Management, Inc.
                        600 Congress Avenue         the Board of Prime II Management,    3000 One American Center
                        Austin, Texas 78701         Inc.                                 600 Congress Avenue
                                                                                         Austin, Texas 78701

Michael Sherwin         Mid-West Holdings           General Partner of Mid-West          Mid-West Holdings Limited Partnership
                        Limited Partnership         Holdings Limited Partnership         Corporate Ninety, Suite 370
                        Corporate Ninety, Suite 370                                      2550 Som Center Road
                        2550 Som Center Road                                             Willoughby Hills, OH 44094
                        Willoughby Hills, OH 44094

John H. Wilson, III     1500 Three Lincoln Center   President, U.S. Equity Corp.         U.S. Equity Corporation
                        5430 LBJ Freeway                                                 1500 Three Lincoln Center
                        Dallas, Texas 75240-2387                                         5430 LBJ Freeway
                                                                                         Dallas, Texas 75240-2387

Douglas H. Dittrick     1200 East Ridgewood Ave.    President, Douglas Communications    Douglas Communications
                        East Wing, Suite 3D         Corporation II                       Corporation II
                        Ridgewood, NJ 07450                                              1200 East Ridgewood Ave.
                                                                                         East Wing, Suite 3D
                                                                                         Ridgewood, NJ 07450

Nathan M. Avery         Galveston-Houston Co.       Chairman, President and CEO of       Galveston-Houston Company
                        P.O. Box 2207               Galveston-Houston Company            P.O. Box 2207
                        Houston, Texas 77252                                             Houston, Texas 77252

Gregory S. Marchbanks   3000 One American Center    Director and Chief Executive Officer Prime II Management, Inc.
                        600 Congress Avenue         of Prime II Management, Inc.         3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

William P. Glasgow      3000 One American Center    President, Prime II Management, Inc. Prime II Management, Inc.
                        600 Congress Avenue                                              3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Jerry D. Lindauer       3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Allan R. Barnes         3000 One American Center    Senior Vice President and Chief      Prime II Management, Inc.
                        600 Congress Avenue         Operating Officer, Prime II          3000 One American Center
                        Austin, Texas 78701         Management, Inc.                     600 Congress Avenue
                                                                                         Austin, Texas 78701

Daniel J. Pike          3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PRIME II MANAGEMENT GROUP, INC.

         NAME              RESIDENCE OR              PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                          BUSINESS ADDRESS              OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                         SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Gregory S. Marchbanks   3000 One American Center    Director and Chief Executive Officer Prime II Management, Inc.
                        600 Congress Avenue         of Prime II Management, Inc.         3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

William P. Glasgow      3000 One American Center    President, Prime II Management, Inc. Prime II Management, Inc.
                        600 Congress Avenue                                              3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Jerry D. Lindauer       3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Allan R. Barnes         3000 One American Center    Senior Vice President and Chief      Prime II Management, Inc.
                        600 Congress Avenue         Operating Officer, Prime II          3000 One American Center
                        Austin, Texas 78701         Management, Inc.                     600 Congress Avenue
                                                                                         Austin, Texas 78701

Daniel J. Pike          3000 One American Center    Senior Vice President,               Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701



To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PRIME VENTURE I, INC.

         NAME              RESIDENCE OR              PRINCIPAL OCCUPATION                     NAME AND ADDRESS
                          BUSINESS ADDRESS              OR EMPLOYMENT                     OF CORPORATION IN WHICH
                                                                                         SUCH EMPLOYMENT IS CONDUCTED
------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes        3000 One American Center    Director and Chairman of the         Prime II Management, Inc.
                        600 Congress Avenue         the Board of Prime II Management,    3000 One American Center
                        Austin, Texas 78701         Inc.                                 600 Congress Avenue
                                                                                         Austin, Texas 78701

J. Michael Bell         The Groos Bank North Bldg.  Managing General Partner             Southwest Venture Partners II
                        Suite 345                   Southwest Venture Partners II        The Groos Bank North Building, Ste 345
                        16414 San Pedro Avenue                                           16414 San Pedro Avenue
                        San Antonio, Texas 78232                                         San Antonio, Texas 78232

Jack Crosby             327 Congress Avenue         Chairman of the Board and            Tescorp, Inc.
                        Suite 200                   Chief Executive Officer of           327 Congress Avenue, Ste.200
                        Austin, Texas 78701         Tescorp, Inc.                        Austin, Texas 78701

Paul-Henri Denuit       Rue des Deux Eglises 26     Director, Coditel Invest B.V. and    Coditel Invest B.V./Coditel U.S., Inc.
                        Brussels, Belgium 1040      President, Coditel U.S., Inc.        Rue des Deux Eglises 26
                                                                                         Brussels, Belgium 1040

Michael Sherwin         Mid-West Holdings           General Partner of Mid-West          Mid-West Holdings Limited Partnership
                        Limited Partnership         Holdings Limited Partnership         Corporate Ninety, Suite 370
                        Corporate Ninety, Suite 370                                      2550 Som Center Road
                        2550 Som Center Road                                             Willoughby Hills, OH 44094
                        Willoughby Hills, OH 44094

Michael J. Marocco      General Motors Bldg.        Managing Director, Sandler           Sandler Capital Management
                        767 Fifth Avenue            Capital Management                   767 Fifth Avenue
                        New York, NY 10153                                               New York, NY 10153


Brian Greenspun         800 South Valley View Blvd. Newspaper Publisher & Editor         Las Vegas Sun, Inc.
                        Las Vegas, NV 89107         President, Las Vegas Sun, Inc.       800 South Valley View Blvd.
                                                                                         Las Vegas, NV 89107

Gregory S. Marchbanks   3000 One American Center    Director and Chief Executive Officer Prime II Management, Inc.
                        600 Congress Avenue         of Prime II Management, Inc.         3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

William P. Glasgow      3000 One American Center    President, Prime II Management, Inc. Prime II Management, Inc.
                        600 Congress Avenue                                              3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

Allan R. Barnes         3000 One American Center    Senior Vice President and Chief      Prime II Management, Inc.
                        600 Congress Avenue         Operating Officer, Prime II          3000 One American Center
                        Austin, Texas 78701         Management, Inc.                     600 Congress Avenue
                                                                                         Austin, Texas 78701

Daniel J. Pike          3000 One American Center    Senior Vice President                Prime II Management, Inc.
                        600 Congress Avenue         Prime II Management, Inc.            3000 One American Center
                        Austin, Texas 78701                                              600 Congress Avenue
                                                                                         Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                                   APPENDIX B

                           AGGREGATE NUMBER OF SHARES
                             WITH RESPECT TO WHICH
                     A PRIME HOLDER OF CLASS A COMMON STOCK
                HAS AN INVESTMENT POWER OR A PECUNIARY INTEREST

===============================================================================


               Name                              Shares of Class A Common Stock
               ----                              ------------------------------
Prime Cable Growth Partners, L.P.                         1,728,707

Prime Venture I Holdings, L.P.                            2,514,485

Prime II Management Group, Inc.                           2,514,485

Prime Venture I, Inc.                                     2,514,485

Prime Cable Limited Partnership                           1,414,398

Prime Cable GP, Inc.                                      1,414,398

Prime Venture II, L.P.                                     785,778

Prime Investors, L.P.                                      785,778

Prime II Management, L.P.                                  785,778

Prime II Management, Inc.                                  785,778

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

                    ---------------------------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, no par value, of General Communication, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 12th day of November, 1996.


                                           PRIME II MANAGEMENT, L.P.

                                           By:    Its General Partner

                                           Prime II Management, Inc.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME II MANAGEMENT, INC.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------


                                           PRIME VENTURE I HOLDINGS, L.P.

                                           By:    Its General Partners

                                           Prime Venture I, Inc.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                           and

                                           Prime II Management Group, Inc.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                 PRIME VENTURE I, INC.

                                 By:    /s/ William P. Glasgow
                                        -------------------------
                                 Name:  William P. Glasgow
                                        -------------------------
                                 Title: President
                                        -------------------------


                                 PRIME II MANAGEMENT GROUP, INC.

                                 By:    /s/ William P. Glasgow
                                        -------------------------
                                 Name:  William P. Glasgow
                                        -------------------------
                                 Title: President
                                        -------------------------


                                 PRIME CABLE GROWTH PARTNERS, L.P.

                                 By:    Its General Partners

                                 Prime Venture I, Inc.

                                 By:    /s/ William P. Glasgow
                                        -------------------------
                                 Name:  William P. Glasgow
                                        -------------------------
                                 Title: President
                                        -------------------------

                                        and

                                 Prime Venture I Holdings, L.P.

                                 By:    Its General Partners


                                        Prime Venture I, Inc.


                                        By:    /s/ William P. Glasgow
                                               -------------------------
                                        Name:  William P. Glasgow
                                               -------------------------
                                        Title: President
                                               -------------------------

                                        and


                                        Prime II Management Group, Inc.


                                        By:    /s/ William P. Glasgow
                                               -------------------------
                                        Name:  William P. Glasgow
                                               -------------------------
                                        Title: President
                                               -------------------------

                                           PRIME CABLE LIMITED PARTNERSHIP

                                           By:    Its General Partner

                                           Prime Cable GP, Inc.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                           PRIME CABLE GP, INC.

                                           By:    /s/ William P. Glasgow
                                                  -------------------------
                                           Name:  William P. Glasgow
                                                  -------------------------
                                           Title: President
                                                  -------------------------

                                           PRIME VENTURE II, L.P.

                                           By: Its General Partner

                                           Prime Investors, L.P.

                                               By:  Its General Partner

                                               Prime II Management, L. P.

                                               By:  Its General Partner

                                               Prime II Management, Inc.


                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------



                                           PRIME INVESTORS, L.P.

                                           By: Its General Partner

                                           Prime II Management, L. P.


                                               By:  Its General Partner


                                               Prime II Management, Inc.


                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------